SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of December, 2013

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Cidade de Deus, Osasco, SP, December 9, 2013

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Complementary Interest on Shareholders’ Equity

The Board of Executive Officers of Banco Bradesco S.A., at a meeting held today, decided to propose to the Board of Directors, which will resolve at a meeting to be held on 12.23.2013, the payment to the Company’s shareholders of complementary interest on shareholders’ equity in the amount of R$1,421,300,000.00, consisting of R$0.322567993 per common share and R$0.354824792 per preferred share, as follows:

•      The shareholders registered in the Company’s books on 12.23.2013 (declaration date) will be benefited. The Company’s shares will be traded “ex-right” on complementary interest from 12.26.2013 on.

•      The payment will be made on 3.7.2014 in the net amount of R$0.274182794 per common share and R$0.301601073 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax.

•      The complementary interest:

•      represent, approximately, 17.1 times the amount of the interest paid monthly; and

•      will be computed, net of withholding income tax, in the calculation of mandatory dividends of the fiscal year, as provided in the company’s bylaws.

The mentioned interest related to the shares held in custody of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA S.A., which will transfer them to the shareholders through the depository agents.

Below, the demonstrative table of the values paid and to be paid related to 2013:

In R$

Monthly interest on shareholders’ equity paid from January to December/2013	889,835,448.20
Intermediary interest on shareholders’ equity of the 1st half paid	829,997,720.86
Subtotal – paid values	1,719,833,169.06
Interest on shareholders’ equity related to the month of December/2013 to be paid on 1.2.2014	82,916,470.20
Complementary interest on shareholders’ equity to be paid on 3.7.2014	1,421,300,000.00
Total	3,224,049,639.26

Per share in R$

Type	Monthly interest on shareholders’ equity	Intermediary interest of the 1st half	Complementary interest	Total
Common share	0.225815904	0.188253558	0.322567993	0.736637455
Preferred share	0.248397492	0.207078914	0.354824792	0.810301198

The Company may, based on the result to be determined at the end of the fiscal year of 2013, distribute new interest and/or dividends to shareholders.

Cordially,

Banco Bradesco S.A.

Moacir Nachbar Junior

Deputy Executive Officer

./.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   December 9, 2013

By:

Name: Moacir Nachbar Junior

Title:   Deputy Executive Officer